

Mail Stop 7010

July 3, 2008

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219-0228

   Re: Gibraltar Industries, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for the Period Ended March 31, 2008
      File No. 0-22462

Dear Mr. Smith:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

General

1. Explain in future filings the meaning of an abbreviation or acronym when introduced in the document. For example, refer to "HVAC" on page 3 and "FEMA" on page 4.

MD&A – Critical Accounting Policies, page 27
Goodwill and other indefinite-lived intangible asset impairment testing, page 28

2.   We note that your net book value exceeded your market capitalization at
        December 31, 2007. Please tell us how you considered this factor in your
        goodwill impairment analysis.

3.   We note the material balance of goodwill at December 31, 2007 and the
        significant increase during 2007. Please provide us supplementally, and disclose
        in future filings, the following information.

- Define and describe the reporting units at which you test goodwill for
  impairment and address any changes in those units or goodwill allocations
  during the periods presented.
- We note that the "primary valuation method" for determining the fair
  market value of your reporting units is a discounted cash flow analysis.
    - Please disclose any other methodologies you use, including a
      description of and the assumed benefits of a valuation prepared
      under each method, and why management selected each applicable
      method as being meaningful for preparing your goodwill impairment
      analysis.
    - If applicable, please disclose how you weight each of these methods,
      including how you determined the weights for each method. To the
      extent that the weight assigned to each method is a subjective
      estimate, please include a sensitivity analysis to address the impact
      on fair value if you weighted the methods differently.
- For each methodology, provide a description of the material assumptions
  used and the sensitivity of those assumptions in determining fair value. For
  example, for a discounted cash flow analysis such assumptions may include
  the discount rate used, revenue growth rates, operating profit margin
  percentages and the terminal rate.
- To the extent that the carrying value of any of your reporting units is not
  materially different from its estimated fair value or if a reasonably possible
  impairment charge would be material to your consolidated financial
  statements, please specifically address those reporting units, including the
  amount of goodwill allocated to the reporting unit, the carrying value of the
  reporting unit and the fair value of the reporting unit.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Consolidated Financial Statements
Note 14 – Supplemental Financial Information, page 16

4.   Based on our review of the consolidating statements of cash flows, we note that
        the parent company (Gibraltar Industries, Inc.) had no revenues during each

period presented; however we also note that the parent company presented positive operating cash flows during each interim period and during the year ended December 31, 2005. It appears to us that this may have resulted from the improper classification of changes in inter-company receivables/payables in operating cash flows rather than financing cash flows during the periods presented. Please explain to us how and why you believe your current presentation complies with SFAS 95 or tell us how you intend to revise future filings to comply with SFAS 95.

Controls and Procedures, page 28

5.   We note that your officers concluded that the Company's disclosure controls and procedures "...were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the definition of disclosure controls and procedures. Alternatively, your officers may conclude in future filings that the Company's disclosure controls and procedures are "effective" or "ineffective" without defining them consistent with the presentation in your December 31, 2007 10-K.

DEFINITIVE 14A FILED APRIL 17, 2008

Compensation Committee, page 3

6.   In future filings, please clarify your processes and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K. For example, please clarify the compensation committee's responsibilities and the role of your compensation consultant.

Compensation of Directors, page 6

7.   In future filings, please disclose by footnote for each director the aggregate number of stock awards outstanding at fiscal year end. Refer to Instruction to Item 402(k)(iii) of Regulation S-K.

Annual Management Incentive Compensation Plan, page 8

8.   In future filings, please clarify how you determined the MICP payments. It is unclear how you determined that 2007 MICP payments were 67% of the targeted level.

Summary Compensation Table, page 13

9.   We note your statements in that last sentence of footnotes 2 and 3. Please revise your future filings to remove any implication that your analysis is a substitute for the complete information as required by the SEC's rules.

Payments Upon Termination of Employment, page 19

10.   For Mr. Henning Kornbrekke's payments, it is unclear to what rows in the table on page 20 footnotes (2) and (3) relate. Please revise in future filings.

Certain Relationships and Related Transactions, page 30

11.   Expand the disclosure in future filings relating to the second amended and restated credit agreement with KeyBank National Association to state the amount of the transaction. Additionally, indicate the relationship of Mr. Robert E. Sadler, Jr. to Gibraltar Industries, Inc. See Item 404(a) of Regulation S-K and the instructions to paragraph (a) of Item 404.

12.   Expand the disclosure in future filings relating to the consulting agreement with Mr. Neil E. Lipke to state the amount of the transaction. See Item 404(a) of Regulation S-K and the instructions to paragraph (a) of Item 404. Further, advise whether Gibraltar Industries, Inc. has filed the consulting agreement as an exhibit with the Commission. If Gibraltar Industries, Inc. has not filed the consulting agreement as an exhibit with the Commission, tell us why Gibraltar Industries, Inc. has not filed the consulting agreement as an exhibit with the Commission. See Item 601(b)(10) of Regulation S-K.

13.   Based on the disclosure relating to Gibraltar Industries, Inc.'s operating lease agreements with the former owners of Construction Metals in footnote 16 of the financial statements in the 10-K, it is unclear why disclosure relating to the operating lease agreements is omitted in the certain relationships and related transactions section. See Item 404 of Regulation S-K, and revise in future filings.

14.   Expand the disclosure in future filings to describe Gibraltar Industries, Inc.'s policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please also indicate whether the policies and procedures are in writing. See Item

404(b) of Regulation S-K. For additional guidance on disclosure requirements for related person transactions, see Section V of Release No. 34-54302A.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3728 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief